UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c), AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*

                              Silgan Holdings Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   827048 10 9
                                   -----------
                                 (CUSIP Number)


                                December 31, 2005
                                -----------------
                          (Date of Event Which Requires
                            Filing of This Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

            [_] Rule 13d-1(b)

            [_] Rule 13d-1(c)

            [X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 827048 10 9                    13G                         Page 2 of 8


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1.    Names of Reporting Persons                            R. Philip Silver

      I.R.S. Identification
      Nos. of Above Persons (Entities Only)

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group      (a)  [  ]
                                                            (b)  [  ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                  United States

--------------------------------------------------------------------------------

                           5.    Sole Voting Power          5,605,799*

                           -----------------------------------------------------
   Number of
    Shares                 6.    Shared Voting Power        1,433,539*
  Beneficially
   Owned by                -----------------------------------------------------
     Each
   Reporting               7.    Sole Dispositive Power     5,605,799*
    Person
     With                  -----------------------------------------------------

                           8.    Shared Dispositive Power   1,433,539*

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                              7,039,338*

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount                         [   ]
      in Row 9 Excludes Certain Shares

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9       18.9%

--------------------------------------------------------------------------------

12.   Type of Reporting Person                              IN

--------------------------------------------------------------------------------

---------------
     *On September 15, 2005, a two-for-one stock split of the Common Stock in the form of a stock dividend was effected in respect of all issued shares of Common Stock. All share amounts reflect such stock split.

CUSIP NO. 827048 10 9                     13G                        Page 3 of 8


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1.    Names of Reporting Persons                            D. Greg Horrigan

      I.R.S. Identification
      Nos. of Above Persons (Entities Only)

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group      (a)  [  ]
                                                            (b)  [  ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                  United States

--------------------------------------------------------------------------------

                           5.    Sole Voting Power          6,473,578*

                           -----------------------------------------------------
   Number of
    Shares                 6.    Shared Voting Power                0
  Beneficially
   Owned by                -----------------------------------------------------
     Each
   Reporting               7.    Sole Dispositive Power     6,473,578*
    Person
     With                  -----------------------------------------------------

                           8.    Shared Dispositive Power           0

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                              6,473,578*

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount                         [   ]
      in Row 9 Excludes Certain Shares

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9       17.4%

--------------------------------------------------------------------------------

12.   Type of Reporting Person                              IN

--------------------------------------------------------------------------------

---------------
     *On September 15, 2005, a two-for-one stock split of the Common Stock in the form of a stock dividend was effected in respect of all issued shares of Common Stock. All share amounts reflect such stock split.

Item 1(a)   Name of Issuer:      Silgan Holdings Inc.
            --------------


Item 1(b)   Address of Issuer's Principal Executive Offices:  4 Landmark Square
            -----------------------------------------------   Stamford, CT 06901


Item 2(a)   Name of Person Filing:
            ---------------------

This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                        R. Philip Silver
                        D. Greg Horrigan

Item 2(b)   Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------

The business address of R. Philip Silver is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

The business address of D. Greg Horrigan is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

Item 2(c)   Citizenship:  Each  of  the  persons  filing  this  statement  is a
            -----------
            United  States citizen.


Item 2(d)   Title of Class of Securities:   Common Stock
            ----------------------------


Item 2(e)   CUSIP Number:        827048 10 9
            ------------


Item 3.     If this statement is filed pursuant to section 240.13d-1(b) or
            --------------------------------------------------------------
            240.13d-2(b) or (c), check whether the person filing is a:
            ---------------------------------------------------------

    (a)   [  ]   Broker or dealer registered under Section 15 of the Act

    (b)   [  ]   Bank as defined in Section 3(a)(6) of the Act

    (c)   [  ]   Insurance company as defined in Section 3(a)(19) of the Act

    (d)   [  ]   Investment company registered under Section 8 of the Investment
                 Company Act of 1940

    (e)   [  ]   An investment adviser in accordance with section 240.13d-1(b)
                 (1)(ii)(E)

    (f)   [  ]   An employee benefit plan or endowment fund in accordance with section 204.13d-1(b)(1)(ii)(F)

    (g)   [  ]   A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G)

    (h)   [  ]   A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act

    (i)   [  ]   A church plan that is excluded from the definition of an
                 investment company under Section 3(c)(14) of the Investment
                 Company Act of 1940

    (j)   [  ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

    Not applicable.


Item 4.      Ownership.
             ---------

     (a), (b) and (c)

     The table below indicates the aggregate amount of beneficial ownership of Common Stock as of December 31, 2005 of each of the persons filing this statement.

                              Beneficial Ownership (1)     Percent of Class (2)
                              ------------------------     --------------------
     R. Philip Silver (3)            7,039,338                    18.9%
     D. Greg Horrigan (4)            6,473,578                    17.4%

     (1) On September 15, 2005, a two-for-one stock split of the Common Stock in the form of a stock dividend was effected in respect of all issued shares of Common Stock. All share amounts reflect such stock split.

     (2) Based on 37,205,350 shares of Common Stock outstanding as of October 31, 2005.

     (3) The amount beneficially owned includes (a) 5,297,403 shares of Common Stock owned directly by Mr. Silver over which he has sole voting and dispositive power, (b) 1,433,539 shares of Common Stock owned by the Robert Philip Silver 2002 GRAT Article III Trust for Benefit of Spouse and Descendants (of which Mr. Silver's spouse is a co-trustee), over which Mr. Silver may be deemed to have shared voting and dispositive power, and (c) 308,396 shares of Common Stock owned by the Silver
          Family Limited Partnership of which Mr. Silver is the sole general partner with sole voting and dispositive power.

     (4) The amount beneficially owned includes (a) 6,165,182 shares of Common Stock owned directly by Mr. Horrigan and over which he has sole voting and dispositive power and (b) 308,396 shares of Common Stock owned by the Horrigan Family Limited Partnership of which Mr. Horrigan is the sole general partner with sole voting and dispositive power.

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company.
            -------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not applicable.

Item 10.    Certification.
            -------------

            Not applicable.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 2006


                                             /s/ R. Philip Silver
                                             --------------------------
                                             R. Philip Silver



                                             /s/ D. Greg Horrigan
                                             --------------------------
                                             D. Greg Horrigan

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of this Amendment No. 3 to
Schedule 13G with respect to the common stock, $.01 par value, of Silgan Holdings Inc. This Joint Filing Agreement shall be included as an exhibit to such Amendment No. 3 to Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 13th day of February, 2006.




                                             /s/ R. Philip Silver
                                             --------------------------
                                             R. Philip Silver



                                             /s/ D. Greg Horrigan
                                             --------------------------
                                             D. Greg Horrigan